

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-mail
Andrew Fellner
Chief Executive Officer and Chief Financial Officer
Strategic Global Investments, Inc.
8451 Miralani Drive
Suite D
San Diego, California 92126

>   **Re: Strategic Global Investments, Inc.**
>   **Amendment No. 4 to Offering Statement on Form 1-A**
>   **Filed August 27, 2014**
>   **File No. 024-10377**

Dear Mr. Fellner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 5. Unregistered Securities Issued or Sold Within One Year

1.   We note your response to comment 1 in our prior letter dated July 9, 2014. However, on page F-31 you state that the note receivable relating to the July 8, 2013 sale was rescinded on December 31, 2013, yet this sale is listed under Item 5. In addition, the issuance disclosed on page F-32 on November 22, 2013 to Scott Harkness is not listed under Item 5. Please revise to reconcile.

2.   With respect to your response to our prior comment 2, please confirm that the amounts of the settlements are reflected in section 5. It appears that this matter could have reference to the listed sales on July 8 and July 9, 2013, but those listings still refer to notes receivable. Please revise or advise.

Financial Statements for the Periods Ended June 30, 2014 and 2013, page 46

Consolidated Balance Sheet, page F-2

3.   Please revise your balance sheet for the year ended December 31, 2013 and present the restated balance sheet as shown on page F-17 of your financials for the years ended December 31, 2013 and 2012.

Financial Statements for the Years Ended December 31, 2013 and 2012, page F-15

4.   In light of the error corrections in your previously issued financial statements, please provide all required disclosures pursuant to ASC 250-10-50-7.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

5.   Please disclose that you have restated the statement of cash flows.

6.   We note your response and related changes to prior comment no. 10. Please provide in the notes disclosures regarding the Due to Related Party payable, including who the related party is and the terms and conditions of the agreement. Furthermore, as the related party payable appears to have been settled as of June 30, 2014, please disclose how and when the liability was satisfied.

Note 4 – Stockholder's Equity, page F-30

7.   In regard to your latest changes to the disclosure regarding JDI, LLC on page F-32, it appears there was a note receivable outstanding as of December 31, 2013. However, the note receivable valued at $480,000 does not appear on your financial statements for the year ended December 31, 2013. Please revise or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Warren J. Archer
        Morella & Associates